Wyrick RObbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, NC 27607

Alexander M. Donaldson
adonaldson@wyrick.com

December 18, 2009

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  Celia A. Soehner

Re:	Nephros, Inc. Registration Statement on Form S-1 Amended December 16, 2009 File No. 333-162781

Dear Ms. Soehner:

We write this letter on behalf of our client Nephros, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated December 17, 2009.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Fee Table

1.	Please revise your fee table to reflect the size of your offering.

Nephros will revise the fee table when it files an amendment to the Registration Statement.

Plan of Distribution, page 21

2.
Generally it is inconsistent with Section 5 of the Securities Act to offer securities before you file a registration statement related to the transaction or to sell securities before the registration statement is effective.  It appears that you entered into the securities purchase agreement before you filed a registration statement for a fixed-price offering.  We also note that your registration statement is not effective.  Please provide us your analysis supporting your conclusion that your offer and sale of the securities was consistent with Section 5.  Cite with specificity and analyze all authority on which you rely.  Include a complete description of your offering activity that resulted in the securities purchase agreement.

Division of Corporation Finance
December 18, 2009

Nephros and Seaside 88, LP, a sophisticated accredited institutional investor, began conversations in early July 2009 about a possible investment by Seaside in Nephros’ common stock.  These conversations, which occurred primarily in July and August, and intermittently in September, began with the consideration of a possible private placement, the possible structure and amount of an offering, and the means by which to register the stock for resale. Seaside also indicated to Nephros that it would be interested in several investments in Nephros stock over a period of time.  Nephros and Seaside also had discussions about Nephros’ business in general.  Nephros did not provide Seaside with any verbal information about the company other than what was contained in Nephros’ SEC filings.  Nephros did not provide Seaside with any written information about the company at any time.   These discussions regarding a potential private placement did not result in a transaction.

On October 2, 2009, Nephros filed a registration statement for a shelf offering.  After that filing, Nephros and Seaside communicated intermittently about a possible offering.  That registration statement was withdrawn on October 30, 2009 because Nephros did not meet the requirements for a shelf registration.   Nephros and Seaside did not communicate after that withdrawal.

On October 30, 2009, Nephros filed a new registration statement for a proposed offering for a limited period of time at prices to be at a discount to market price, and with a minimum price.  After that filing, Nephros and Seaside had communications limited to the status of the registration statement.  However, after receipt of the Staff’s comment letter dated November 19, 2009, Nephros informed Seaside that any offering would have to be a single sale of stock at a fixed price.  No stock sale terms were discussed at that time.  No further conversations were had until December 10, 2009, when Seaside contacted Nephros to say that it was willing to purchase stock at a fixed price, but only if and when the stock was registered pursuant to an effective registration statement.  On December 14, 2009, Nephros and Seaside executed the Common Stock Purchase Agreement, which by its terms is conditioned upon the effectiveness of the registration statement.  The Common Stock Purchase Agreement also requires the closing to be concluded by December 31, 2009 or the Common Stock Purchase Agreement will terminate.  Based on these terms, Seaside was cognizant of the risk of fluctuations in the price of Nephros’ stock pending the closing and Nephros was cognizant that the offering might not close.  Nephros clearly did not intend to sell stock prior to the effectiveness of the registration statement.

Nephros believes that the fact that it was discussing a possible offering with Seaside using the October 30 preliminary prospectus, which did not reflect a fixed price offering, caused no confusion or harm to Seaside because of the sophisticated nature of Seaside, the length of time during which Nephros and Seaside had discussed a possible offering, and the fact that the preliminary prospectus stated that it was subject to change and included a risk factor detailing the risk of a decline in the price of Nephros’ stock.  It also is important to note that the October 30 preliminary prospectus was included in a registration statement on Form S-1 and therefore included robust disclosure about Nephros and its securities within its covers and without reliance on incorporation by reference.  Moreover, the vast majority of the disclosure in the preliminary prospectus did not change with the filing of the pre-effective amendment on December 16, 2009; only the pricing and timing of the offering changed.

Division of Corporation Finance
December 18, 2009

In addition, this proposed offering has involved to date only one potential investor, Seaside, and Nephros has not conducted any general solicitation nor discussed an offering under the registration statement with any other person or entity.  Further, Nephros did not issue any press release or other communication about a possible offering until the announcement of the execution of the Common Stock Purchase Agreement on December 14, 2009 and therefore has not tried to condition the market in any away.

Although the Common Stock Purchase Agreement is contingent on the effectiveness of the registration statement, and therefore no sale of stock can or will occur until such effectiveness, Nephros would consider terminating the Common Stock Purchase Agreement to address any concerns of the Staff.

At such time as the Staff is satisfied with Nephros’ response, Nephros would consider filing an amendment to the registration statement.

*   *   *   *   *

Nephros respectfully submits that the foregoing discussion is appropriately responsive to the comments of the Staff.  If the Staff has any further comments, please direct them to the undersigned.

Sincerely, /s/ Alexander M. Donaldson Alexander M. Donaldson

cc:           Mr. Gerald J. Kochanski